Mine Safety Appliances Company

1000 Cranberry Woods Drive

Cranberry Township, PA 16066

724-776-8600

June 15, 2012

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mine Safety Appliances Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
File No. 001-15579

Dear Mr. Vaughn:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2011 filed on February 22, 2012 (File No. 001-15579), as set forth in your letter dated June 5, 2012.

For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment.

Form 10-K for the Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 37

Report of Independent Registered Public Accounting Firm, page 38

1.	We note that the audit report issued by Pricewaterhouse Coopers LLP did not include the city and state where it was issued as required by Rule 2-02(a) of Regulation S-X. Please confirm that the manually signed copy of the audit report included that information and provide us a copy of that report. Further, confirm that you will include the required information in electronic versions of audit reports filed with us in your future filings. Otherwise, please advise us.

Response: We confirm that the manually signed copy of the audit report included the city and state where it was issued. A copy of that report is included with this response. In future filings, we will include the required information in the electronic versions of the audit reports.

Consolidated Financial Statements, page 39

Notes to Consolidated Financial Statements, page 43

Note 16 – Acquisitions, page 60

2.	We note your disclosure herein that fair values for your October 13, 2010 acquisition of General Monitors, Inc. were determined by management based, in part, on an independent valuation performed by a third party valuation specialist. Please describe to us and revise future filings to clarify the nature and extent of the third party valuation specialist’s involvement and management’s reliance on the work of the independent appraiser. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Response: Management was responsible for the determination of the fair values of assets acquired and liabilities assumed in the October 13, 2010 acquisition of General Monitors, Inc. We hired a third party specialist to assist us in performing the valuation analysis. The financial projections and assumptions used in performing the valuation analysis were developed by management.

In future filings, we will revise our disclosures related to the determination of the fair value of assets acquired and liabilities assumed in business combinations to read as follows: “Assets acquired and liabilities assumed in connection with the acquisition have been recorded at their fair values. Fair values were determined by management with assistance from a third party valuation specialist. The assumptions used in determining fair values were developed by management.”

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the Form 10-K filing. We further acknowledge that the SEC staff comments or changes to disclosures in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Dennis L. Zeitler

Dennis L. Zeitler

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Mine Safety Appliances Company:

In our opinion, the consolidated balance sheets and related consolidated statements of income, cash flows and changes in retained earnings and other comprehensive income present fairly, in all material respects, the financial position of Mine Safety Appliances Company and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the appearing in Item 15. Exhibits and Financial Statement Schedules presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

February 22, 2012

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